                                                                EXHIBIT 11

                        CONTINENTAL CIRCUITS CORPORATION
                STATEMENT RE: COMPUTATION OF NET INCOME PER SHARE
                                   (Unaudited)
                      (In thousands, except per share data)

                                              Three months ended
                                            November 2, October 31,
                                             --------------------
                                               1996         1995
                                               ----         ----

Weighted average shares outstanding (1)        7,424        7,430

Net Income                                    $1,433       $2,248

Net income per share                          $ 0.19       $ 0.30


--------------------------
(1)Common stock equivalents, which were dilutive, were included in the computation of weighted average number of shares outstanding.